Clear Street Derivatives

Due to EDGAR system limitations, the following information could not be uploaded electronically into Clear Street Derivatives Form SBSE/A:

Schedule D / Schedule IV – describe the nature of the arrangements

- **Global Relay Communications –** "Global Relay archives applicant's electronic communications."
- **MyComplianceOffice Inc –** "Platform used for the disclosure and monitoring of employee brokerage accounts, as well as compliance attestations".
- **Amazon Web Services, Inc. –** "Cloud based data center provided that archives books and records of the firm."
- **StoneX Financial LTD –** "CSD hedges FX exposures through StoneX".
- **Clear Street LLC –** "Clear Street LLC executes and custodies CSD's positions that hedge its TRS-related market exposures"